09011447

Southwest Iowa Renewable Energy LLC

Farmers Fueling Our Future

www.SIREethanol.com

ANNUAL REPORT

FOR THE FISCAL YEAR ENDED

SEPTEMBER 30, 2008

TABLE OF CONTENTS

CHAIRMAN'S LETTER

TO OUR MEMBERS

June 3, 2009

I am pleased to present the annual report of Southwest Iowa Renewable Energy, LLC. I hope you will be able to join us for our annual meeting on July 17, 2009, at 1:00 p.m. Central Daylight Time at Southwest Iowa Renewable Energy, LLC, 10868 189th Street, Council Bluffs, Iowa 51503. Members will receive notices of the meeting and instructions on how to access the annual meeting materials in the mail. We look forward to hosting you at the plant to see the results of the hard work of the SIRE staff, ICM and many subcontractors in bringing our project to completion.

At the annual meeting, we will conduct the brief formal business as indicated in the proxy materials. Following the conclusion of the formal meeting, we will have time for an update on our project and the biofuels industry.

The 2008 fiscal year which ended in September was the final full year of construction. Many steps were accomplished toward the completion of our plant during the fiscal year, with completion and commissioning occurring in the months following the end of the fiscal year. We are in the final stages of the commissioning process and have been running our plant consistently in excess of its 110 million gallon per year capacity for the past several weeks.

As we have discussed in our periodic reports, along with the rest of our industry, we do face some challenges as we transition into full operations. There remain minor construction matters to finalize, and the business climate remains less than optimal. With the assistance of our key operational partner, Bunge North America, Inc., we continue to seek ways to minimize our commodity input costs while locating favorable markets for our ethanol and distillers grains. Nonetheless, the margins projected for the near term, combined with our limited working capital, will challenge our ability to generate significant profits in the foreseeable future.

On behalf of the Board of Directors and everyone at SIRE, we thank you for your support of the Company and we look forward to seeing you on July 17th and to our continued progress together.

Karol King

Karol King,
Chairman of the Board

COMPANY INFORMATION

General

Southwest Iowa Renewable Energy, LLC ("we" or "us") operates a 110-million gallon dry mil corn-based ethanol plant located near Council Bluffs, Iowa. As of March, 2009, the construction of the plant was completed, and during that month, the plant ran at an average of 70% of capacity as the start-up testing process continued. We sell our ethanol, modified wet distiller's grains with soluble, and corn syrup in the continental United States. We sell our dried distiller's grains with soluble in the continental United States and Mexico.

Our Directors and Officers

Below is certain information about our Directors and officers. Additional information about our Directors and officers is provided in our proxy statement for our 2009 Annual Members' Meeting.

- Karol King, a Director, has worked as a corn, popcorn and soybean farmer since 1967.
- Ted Bauer, a Director, has owned and operated a farming operation and hunting preserve near Audubon, Iowa since 1977.
- Hubert Houser, a Director, owns a farm and cow-calf operation and has served in the Iowa Legislature since 1993.
- Michael Guttau, a Director, is the CEO and Chairman of the Board for Treynor State Bank.
- Michael Scharf, a Director, is Senior Vice President and CFO for Bunge North America, Inc., an international agribusiness and food products company.
- Bailey Ragan, a Director, is Vice President and General Manager for Bunge Grain, a division of Bunge North America, Inc.
- James M. Lay, interim General Manager, President and Chief Executive Officer, has held several sales, marketing and managerial positions within the biofuels industry, most recently, Industrial Director, Bio-fuels Division of Bunge North America, Inc.
- Cindy Patterson, Chief Financial Officer, had over fifteen years of experience as an accountant, most recently as the controller for Golden Triangle Energy, L.L.C., an ethanol producer

Our Fiscal Year 2008 Annual Report on Form 10-K

Attached to this Annual Report is our fiscal year 2008 annual report on Form 10-K, which we filed with the Securities and Exchange Commission ("SEC") on December 29, 2009. The 10-K contains some information about us that has since been updated in subsequent reports we have filed with the SEC. Nonetheless, the 10-K provides a detailed description of our properties, our business, and many other matters, in addition to our audited financial statements for our fiscal year 2008.

The Form 10-K references several exhibits that have been filed with the SEC. If you would like a copy of any exhibit to the 10-K mailed to you, free of charge, please contact Southwest Iowa Renewable Energy, LLC, 10868 189th Street, Council Bluffs, Iowa 51503, or call (877) 366-2480.

ANNUAL REPORT ON FORM 10-K FOR FISCAL 2008